(d)(1)(A)(i)

May 1, 2017

Voya Investors Trust

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

Pursuant to the Sub-Advisory Agreement, dated May 7, 2013, between Directed Services LLC (“DSL”)(1) and Voya Investment Management Co. LLC (“VIM”), the sub-advisory fee for Voya High Yield Portfolio (the “Portfolio”) was reduced effective the close of business on February 4, 2014.  On May 1, 2017, a new Sub-Advisory Agreement was executed between VIM and Voya Investments, LLC (“VIL”).

By our execution of this letter agreement, we hereby notify you of our intention to lower the annual management fee for the Portfolio with a corresponding reduction (the “Reduction), for the period from May 1, 2017 through May 1, 2018.  The Reduction shall be calculated as follows:

Reduction = 50% x (the sub-advisory fee rate for the Portfolio prior to February 4, 2014 — the sub-advisory fee rate for the Portfolio after February 4, 2014)

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Investors Trust.

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(1)  Effective May 1, 2017, VIL replaced DSL as the investment manager for the Portfolio.

Please indicate your agreement to this Reduction by executing below in the place indicated.

Very sincerely,

By:	/s/ Robert P. Terris
Robert P. Terris
Senior Vice President
Voya Investments, LLC

Agreed and Accepted:

Voya Investors Trust

(on behalf of the Portfolio)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President